04013566

SECURI... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING NOV 26 2004 WASH, D.C. 213 SECTION

SEC FILE NUMBER
8-48215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-03 (MM/DD/YY) AND ENDING 9-30-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carey, Thomas, Hoover & Breault, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 E. Central, Suite 200
(No. and Street)

Wichita	Kansas	67206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Breault (316) 634-2222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hewitt & Company, PA
(Name – *if individual, state last, first, middle name*)

229 E. William, Suite 310,	Wichita	Kansas	67202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Breault, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carey, Thomas, Hoover & Breault, Inc., as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VONNA L. PEERSON
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 11-7-2007

Signature

Treasurer
Title

Vonna L Peerson
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAREY, THOMAS, HOOVER & BREAULT, INC

FINANCIAL STATEMENTS

and

INDEPENDENT AUDITOR'S REPORT

YEAR ENDED SEPTEMBER 30, 2004

INDEX

Hewitt & Company, PA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Carey, Thomas, Hoover & Breault, Inc.

We have audited the accompanying statement of financial condition of Carey, Thomas, Hoover & Breault, Inc. as of September 30, 2004, and the related statements of operations and changes in accumulated earnings, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carey, Thomas, Hoover & Breault, Inc., as of September 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hewitt & Company, PA

November 19, 2004

CERTIFIED PUBLIC ACCOUNTANTS
Members • American Institute of Certified Public Accountants • Kansas Society of Certified Public Accountants
229 E. William • Suite 310 • Wichita, KS 67202 • 316-269-4500 • fax 316-269-2005

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

Current Assets			
Cash	$ 75,915		
Cash deposits with clearing organization	50,031		
Receivable from broker-dealers and clearing organization	44,383		
Employee receivable	1,777		
Income taxes receivable	4,852		
Payroll taxes receivable	92		
Marketable securities at market value	3		
Total Current Assets		$	177,053
Total Assets		$	177,053

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities			
Accounts payable	$ 8,100		
Commissions payable	32,745		
Cafeteria plan payable	5,789		
Total Current Liabilities		$	46,634
Stockholders' Equity			
Common stock, no par value, authorized 10,000 shares, issued and outstanding 1,000 shares	1,000		
Additional paid-in capital	62,954		
Accumulated earnings	66,465		
Total Stockholders' Equity			130,419
Total Liabilities and Stockholders' Equity		$	177,053

The accompanying notes are an integral part of these financial statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF OPERATIONS AND CHANGES IN ACCUMULATED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Revenues		
Commissions	$ 2,119,647	
Interest income	318	
Total Revenues		$ 2,119,965
Operating Expenses		
Officers' salaries	961,606	
Sales salaries	383,778	
Employee salaries	100,023	
Commissions	102,532	
Payroll taxes	68,095	
Employee benefits	56,794	
Retirement plan expenses	1,667	
Management fees	264,697	
Clearance paid	73,787	
Quotation expense	19,852	
Auto expense	19,500	
Research and subscriptions	14,399	
Insurance expense	2,198	
Licenses and fees	16,094	
Miscellaneous	13,446	
Total Operating Expenses		2,098,468
Income Before Income Taxes		21,497
Provision for Income Taxes		
Current tax expense	(3,956)	
Deferred tax expense	0	
Total Provision for Income Taxes		(3,956)
Net Income		17,541
Accumulated Earnings, Beginning of Year		48,924
Accumulated Earnings , End of Year		$ 66,465

The accompanying notes are an integral part of these financial statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2004

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED EARNINGS	TOTAL
Balance, Beginning of Year	$ 1,000	$ 62,954	$ 48,924	$ 112,878
Capital contributions	0	0	0	0
Net income	0	0	17,541	(17,541)
Balance, End of Year	$ 1,000	$ 62,954	$ 66,465	$ 130,419

The accompanying notes are an integral part of these financial statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Cash Flows From Operating Activities		
Net income for the year	$ 17,541	
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense	0	
(Increase) decrease in:		
Cash deposits with clearing organization	(13)	
Receivable from broker-dealers and clearing organization	54,358	
Employee receivable	(1,777)	
Income taxes receivable	(4,852)	
Increase (decrease) in:		
Accounts payable	8,100	
Commissions payable	(123,007)	
Income tax payable	(6,066)	
Payroll taxes payable	136	
Cafeteria plan payable	2,250	
Net Cash Provided by Operating Activities		$ (53,330)
Cash Flows From Investing Activities		0
Cash Flows From Financing Activities		0
Net Increase in Cash		(53,330)
Cash at Beginning of Year		129,245
Cash at End of Year		$ 75,915

SUPPLEMENTARY DISCLOSURE

Income taxes paid	$ 3,956

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Business Activity
Carey, Thomas, Hoover & Breault, Inc. (the Company) is a broker-dealer of securities in Wichita, Kansas. The Company, incorporated on February 21, 1995, holds membership in the National Association of Securities Dealers, Inc. and is registered with the Securities and Exchange Commission in accordance with Section 15(b) of the Securities Exchange Act of 1934. Security, mutual fund, annuity, and life insurance contract commissions make up the Company's revenues. The Company's customers live primarily in Kansas. The Company does not receive, directly or indirectly, nor hold funds or securities for, nor owe funds or securities to customers and does not carry accounts of, or for, customers. Accounts receivable are primarily held by the Company's clearing broker or dealer. The Company has no union contracts and generally acquires labor and other services locally.

Income Recognition
Income and expenses related to the purchase or sale of customer securities are recorded on the settlement date basis. Expenses relating to fees and registrations with agencies of federal and state governments and the National Association of Security Dealers are expensed as incurred.

Marketable Securities
Marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement purposes and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

Advertising Costs
Advertising costs are generally paid under the Company's management agreement and are expensed as incurred.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers any highly liquid investment instruments, including deposits with clearing organizations, with a maturity of six months or less to be cash equivalents.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - RELATED PARTIES

The Company has entered into a management agreement with its parent corporation in which the parent corporation is to provide certain management services including advertising, administration, equipment, office space and utilities, telephone and other services necessary to operate the broker-dealer business. The parent corporation has agreed to provide adequate capital to the Company. In exchange, the Company pays to the parent corporation, on a month-to-month basis, excess funds as determined by the management agreement of Carey, Thomas, Hoover & Breault, Inc. The amounts paid cannot deplete capital of the Company below a level required by regulatory agencies and are expensed by the Company when due. The Company expensed $264,697 under this agreement during the year ended September 30, 2004.

The Company has entered into a error and omissions self-insurance contract with the parent corporation where the Company pays through management fees a determined amount each month that is set aside in a self-retention fund in the parent corporation's name.

Operating and capital leases (office space and office equipment leases) are the obligation of the parent corporation and are funded as part of the management agreement described above.

NOTE C - INCOME TAXES

Deferred income taxes originate from a difference in the recognition of losses on marketable securities which are currently deductible for financial statement purposes but not for income tax purposes:

Loss on marketable security	$1,836
Total deferred tax asset	1,836
Less: valuation allowance	1,836
Net deferred tax asset	$ 0

It is anticipated that the Company will never realize a tax benefit from the marketable security loss and has, accordingly, classified the loss as a permanent difference.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2004, the Company had net capital of $116,057 which was $66,057 in excess of its required net capital of $50,000. The Company's net capital ratio was .40 to 1.

NOTE E - EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan so that the employees may contribute a portion of their pretax income to a retirement fund. The Company has elected not to contribute to the 401(k) plan for the current year.

The Company established a IRC section 125 Flexible Benefits Plan on June 1, 2002. The benefits offered are:

Health and Accidental Insurance Premium Payment Plan
Group Term Life Insurance Premium Payment Plan
Dependent Care Reimbursement Plan ($5,000 annual maximum benefit)

Employees are eligible to participate the first day of the month following 90 days of employment.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

CAREY, THOMAS, HOOVER & BREAULT, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2004

Net Capital	
Total Stockholders' Equity	$ 130,419
Deduct stockholders' equity not allowed for net capital	0
Total Stockholders' Equity Qualified for Net Capital	130,419
Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
B. Other deductions or credits	0
Total Capital and Allowable Subordinated Liabilities	130,419
Deductions and/or Other Charges:	
A. Non-allowable assets:	
Clearing deposit interest receivable	(31)
Nonallowable receivable from broker-dealer	(7,701)
Receivable from non-customers	(1,777)
Deferred income tax asset	0
Prepaid income tax	(4,852)
B. Secured demand note deficiency	0
C. Commodity futures contracts and spot commodities	0
D. Other deductions and/or charges	0
Net Capital Before Haircuts on Securities Positions	116,058
Haircuts on Securities:	
A. Contractual securities commitments	0
B. Deficit in securities collateralizing demand notes	0
C. Trading and investment securities	0
1. Exempted securities	0
2. Debt securities	0
3. Options	0
4. Other securities	(1)
D. Undue concentrations	0
E. Other	0
Net Capital	$ 116,057
Aggregate Indebtedness	
Accounts payable	$ 40,845
Cafeteria plan payable	5,789
Income taxes payable	0
Total Aggregate Indebtedness	$ 46,634
Computation of Basic Net Capital Requirement	
Minimum of Net Capital Requirement of Reporting Broker or Dealer	$ 50,000
Excess Net Capital	$ 66,057
Excess Net Capital at 1000%	$ 111,394
Excess Net Capital at 1500%	$ 112,948
Ratio: Aggregate Indebtedness to Net Capital	.40 to 1

Reconcilation of basic net capital requirement is not included as there is no material difference from the Company's computation.

See independent auditor's report.

CAREY, THOMAS, HOOVER & BREAULT, INC.
SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30,2004

The Company is exempt from Rule 15c3-3 based on (k)(2)(ii) of Rule 15-c3-1of the Securities and Exchange Commission. All customer transactions are cleared through another broker-dealer.

See independent auditor's report.

Hewitt & Company, PA

Board of Directors
Carey, Thomas, Hoover & Breault, Inc.

In planning and performing our audit of the financial statements of Carey, Thomas, Hoover & Breault, Inc. (the Company) for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not make a study of the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

CERTIFIED PUBLIC ACCOUNTANTS
Members • American Institute of Certified Public Accountants • Kansas Society of Certified Public Accountants
229 E. William • Suite 310 • Wichita, KS 67202 • 316-269-4500 • fax 316-269-2005

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under Securities Exchange Act of 1934 and should not be used for any other purpose.

Hewitt & Company, PA

Hewitt & Company, PA
Wichita, Kansas
November 19, 2004

Hewitt & Company, PA

Board of Directors
Carey, Thomas, Hoover & Breault, Inc.

In planning and performing our audit of the financial statements of Carey, Thomas, Hoover & Breault, Inc. (the Company) for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not make a study of the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

CERTIFIED PUBLIC ACCOUNTANTS
Members • American Institute of Certified Public Accountants • Kansas Society of Certified Public Accountants
229 E. William • Suite 310 • Wichita, KS 67202 • 316-269-4500 • fax 316-269-2005

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under Securities Exchange Act of 1934 and should not be used for any other purpose.

Hewitt & Company, PA

Hewitt & Company, PA
Wichita, Kansas
November 19, 2004